UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2013

Commission File Number: 001-31221

Total number of pages: 74

NTT DOCOMO, INC.

(Translation of registrant’s name into English)

Sanno Park Tower 11-1, Nagata-cho 2-chome

Chiyoda-ku, Tokyo 100-6150

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NTT DOCOMO, INC.

Date: January 30, 2013	By:	/s/ MUTSUO YAMAMOTO
Mutsuo Yamamoto Head of Investor Relations

Information furnished in this form:

1.	Earnings release for the Nine Months Ended December 31, 2012
2.	Results for the First Nine Months of the Fiscal Year Ending March 31, 2013

Earnings Release	January 30, 2013
For the Nine Months Ended December 31, 2012	[U.S. GAAP]

Name of registrant:	NTT DOCOMO, INC. (URL http://www.nttdocomo.co.jp/)
Code No.:	9437
Stock exchange on which the Company’s shares are listed:	Tokyo Stock Exchange-First Section
Representative:	Kaoru Kato, Representative Director, President and Chief Executive Officer
Contact:	Ken Takeuchi, Senior Manager, General Affairs Department / TEL +81-3-5156-1111
Scheduled date for filing of quarterly report:	February 5, 2013
Scheduled date for dividend payment:	—
Supplemental material on quarterly results:	Yes
Presentation on quarterly results:	Yes (for institutional investors and analysts)

(Amounts are rounded off to the nearest 1 million yen.)

1. Consolidated Financial Results for the Nine Months Ended December 31, 2012 (April 1, 2012 - December 31, 2012)

(1) Consolidated Results of Operations

(Millions of yen, except per share amounts)

	Operating Revenues		Operating Income		Income before Income Taxes		Net Income Attributable to NTT DOCOMO, INC.
Nine months ended December 31, 2012	3,370,795	6.2%	702,180	(5.6)%	699,225	(6.0)%	416,486	5.5%
Nine months ended December 31, 2011	3,174,154	(1.1)%	743,784	(1.9)%	744,083	(0.6)%	394,622	(11.1)%

(Note)	Comprehensive income attributable to NTT DOCOMO, INC.:	For the nine months ended December 31, 2012:	472,421 million yen	29.7%
		For the nine months ended December 31, 2011:	364,332 million yen	(13.6)%

	Basic Earnings per Share Attributable to NTT DOCOMO, INC.	Diluted Earnings per Share Attributable to NTT DOCOMO, INC.
Nine months ended December 31, 2012	10,043.65 (yen)	—
Nine months ended December 31, 2011	9,516.39 (yen)	—

(Percentages above represent changes compared to the corresponding previous quarterly period)

(2) Consolidated Financial Position

(Millions of yen, except per share amounts)

	Total Assets	Total Equity (Net Assets)	NTT DOCOMO, INC. Shareholders’ Equity	Shareholders’ Equity Ratio	NTT DOCOMO, INC. Shareholders’ Equity per Share
December 31, 2012	7,043,222	5,339,152	5,294,454	75.2%	127,676.88 (yen)
March 31, 2012	6,948,082	5,108,771	5,062,527	72.9%	122,083.91 (yen)

2. Dividends

	Cash Dividends per Share (yen)
Date of Record	End of the First Quarter	End of the Second Quarter	End of the Third Quarter	Year End	Total
Year ended March 31, 2012	—	2,800.00	—	2,800.00	5,600.00
Year ending March 31, 2013	—	3,000.00	—
Year ending March 31, 2013 (Forecasts)				3,000.00	6,000.00

(Note) Revisions to the forecasts of dividends: None

3. Forecasts of Consolidated Financial Results for the Fiscal Year Ending March 31, 2013 (April 1, 2012 - March 31, 2013)

(Millions of yen, except per share amounts)

	Operating Revenues		Operating Income		Income before Income Taxes		Net Income Attributable to NTT DOCOMO, INC.		Basic Earnings per Share Attributable to NTT DOCOMO, INC.
Year ending March 31, 2013	4,520,000	6.6%	820,000	(6.2)%	814,000	(7.2)%	507,000	9.3%	12,226.41 (yen)

(Percentages above represent changes compared to the corresponding previous year)

(Note) Revisions to the forecasts of consolidated financial results: None

* Notes:

(1) Changes in significant subsidiaries	None
(Changes in significant subsidiaries for the nine months ended December 31, 2012 which resulted in changes in scope of consolidation)

(2) Application of simplified or exceptional accounting	None

(3) Changes in accounting policies
i. Changes due to revision of accounting standards and other regulations:	None
ii. Others:	None
(Refer to “2. (3) Changes in Accounting Policies” on page 13, contained in the attachment for more information.)

(4) Number of issued shares (common stock)
i. Number of issued shares (inclusive of treasury stock):	As of December 31, 2012:	43,650,000 shares
	As of March 31, 2012:	43,650,000 shares

ii. Number of treasury stock:	As of December 31, 2012:	2,182,399 shares
	As of March 31, 2012:	2,182,399 shares

iii. Number of weighted average common shares outstanding:	For the nine months ended December 31, 2012:	41,467,601 shares
	For the nine months ended December 31, 2011:	41,467,601 shares

* Presentation on the status of quarterly review procedure:

This earnings release is not subject to the quarterly review procedure as required by the Financial Instruments and Exchange Act of Japan. As of the date when this earnings release was issued, the quarterly review procedure on financial statements as required by the Financial Instruments and Exchange Act had not been finalized.

* Explanation for forecasts of operations and other notes:

Forward-looking statements in this earnings release, such as forecasts of results of operations, are based on the information currently available and certain assumptions that we regard as reasonable, and therefore actual results may differ materially from those contained in, or suggested by, any forward-looking statements. With regard to the assumptions and other related matters concerning forecasts for the fiscal year ending March 31, 2013, refer to “1. (3) Prospects for the Fiscal Year Ending March 31, 2013” on page 12 and “5. Special Note Regarding Forward-Looking Statements” on page 22, contained in the attachment.

CONTENTS OF THE ATTACHMENT

Earnings Release for the Nine Months Ended December 31, 2012

1. Information on Consolidated Results

(1) Operating Results

i. Business Overview

As Japan’s mobile telecommunications market continues to mature, competition among operators remains intense with user movements using Mobile Number Portability (MNP) system becoming increasingly active amid a major market transition caused by changes such as the rapid proliferation of smartphones.

Under these market conditions, we developed our corporate vision for 2020, “Pursuing Smart Innovation: HEART” with the goal of achieving further growth and proposing new values to society. To establish the clear steps toward this goal, we also developed our “Medium-Term Vision 2015” and implemented various measures to transform ourselves into “an Integrated Service Company placing mobile at the core.”

During the nine months ended December 31, 2012, we have strived to increase the adoption of smartphones and Xi LTE service and deliver cloud-based services under the “docomo cloud” brand, while working on the expansion of new businesses* in cooperation with various alliance partners.

With regard to the “dmarket,” a marketplace accessible via smartphones and tablets, we have been undertaking initiatives, such as a launch of “dshopping,” aiming to add service options closely related to our customers’ daily lives by enriching contents and goods offered through “dmarket.” We are also cooperating with our alliance partners in the development of new medical/healthcare services, by leveraging docomo Healthcare, Inc., a joint venture we established with OMRON HEALTHCARE Co., Ltd.

Further, we announced the creation of a new business incubation program and venture investment fund for the purpose of creating new services jointly with venture companies in Japan.

Meanwhile, we completed by the end of December 2012 the implementation of a number of measures to prevent recurrence of the series of service interruptions reported during the period between June 2011 and January 2012.

Also, to prepare against possible earthquakes and other disasters in the future, we have moved ahead with the dispersion of important facilities, opening new backup centers in Kyushu and Kansai in July and November 2012, respectively. In addition, as a new initiative to enhance our preparedness against long power outages, we introduced remote-controlled power-saving schemes in our nationwide base stations.

As a provider of social infrastructure, we will continue to employ measures to maintain communication services and construct a safe, secure and high-quality network.

For the nine months ended December 31, 2012, in our cellular services revenues, while voice revenues decreased by ¥206.4 billion due mainly to the impacts of penetration of the “Monthly Support” discount program and a decrease in MOU (Minutes of Use), packet revenues increased by ¥105.3 billion due to an increase in the number of Xi subscriptions and a growth in the user base of smartphones as a result of our active sales promotion. Other revenues grew by ¥69.1 billion owing mainly to an expansion of our new businesses via strategic alliances and other measures. Equipment sales revenues grew by ¥228.7 billion due to an increase in wholesale price per unit and an increase in the number of handsets sold to agent resellers. Consequently, we recognized operating revenues of ¥3,370.8 billion (an increase of ¥196.6 billion from the same period of the previous fiscal year).

Despite our ongoing cost-cutting efforts, operating expenses increased by ¥238.2 billion from the same period of the previous fiscal year to ¥2,668.6 billion as a result of costs for measures aimed to strengthen our cloud businesses and to expand new businesses as well as increased costs of equipment sold due to an increase in the purchase price per handset and the number of handset sold to agent resellers.

DOCOMO Earnings Release	Nine Months Ended December 31, 2012

As a result of the foregoing, we recorded operating income of ¥702.2 billion (a decrease of ¥41.6 billion from the same period of the previous fiscal year).

Income before income taxes and equity in net income (losses) of affiliates was ¥699.2 billion and net income attributable to NTT DOCOMO, INC. was ¥416.5 billion (an increase of ¥21.9 billion from the same period of the previous fiscal year).

*	Eight business fields in media content business, finance/payment business, commerce business, medical/healthcare business, Machine-to-Machine (M2M) business, aggregation/platform business, environment/ecology business, and safety/security business

DOCOMO Earnings Release	Nine Months Ended December 31, 2012

Consolidated results of operations for the nine months ended December 31, 2011 and 2012 were as follows:

<Results of operations>

	Billions of yen
	Nine months ended December 31, 2011	Nine months ended December 31, 2012	Increase (Decrease)
Operating revenues	¥3,174.2	¥3,370.8	¥196.6	6.2%
Operating expenses	2,430.4	2,668.6	238.2	9.8

Operating income	743.8	702.2	(41.6)	(5.6)
Other income (expense)	0.3	(3.0)	(3.3)	—

Income before income taxes and equity in net income (losses) of affiliates	744.1	699.2	(44.9)	(6.0)
Income taxes	342.5	275.7	(66.8)	(19.5)
Income before equity in net income (losses) of affiliates	401.6	423.6	22.0	5.5
Equity in net income (losses) of affiliates	(7.9)	(13.7)	(5.8)	(73.6)

Net income	393.7	409.8	16.1	4.1
Less: Net (income) loss attributable to noncontrolling interests	0.9	6.6	5.7	614.1

Net income attributable to NTT DOCOMO, INC.	¥394.6	¥416.5	¥21.9	5.5%

EBITDA margin*	39.2%	36.2%	(3.0) point	—

ROCE before tax effect*	14.1%	12.9%	(1.2) point	—

ROCE after tax effect*	8.4%	8.0%	(0.4) point	—

*	EBITDA and EBITDA margin, as we use them in this earnings release, are different from EBITDA as used in Item 10(e) of Regulation S-K and may not be comparable to similarly titled measures used by other companies. For an explanation of our definitions of EBITDA, EBITDA margin, ROCE before tax effect and ROCE after tax effect, see “4. (3) Reconciliations of the Disclosed Non-GAAP Financial Measures to the Most Directly Comparable GAAP Financial Measures” on page 21.

<Operating revenues>

	Billions of yen
	Nine months ended December 31, 2011	Nine months ended December 31, 2012	Increase (Decrease)
Wireless services	¥2,819.2	¥2,787.1	¥(32.1)	(1.1)%
Cellular services revenues	2,559.4	2,458.3	(101.1)	(4.0)
- Voice revenues	1,187.8	981.4	(206.4)	(17.4)
- Packet communications revenues	1,371.7	1,476.9	105.3	7.7
Other revenues	259.8	328.9	69.1	26.6
Equipment sales	354.9	583.7	228.7	64.4

Total operating revenues	¥3,174.2	¥3,370.8	¥196.6	6.2%

Note: Voice revenues include data communications revenues through circuit switching systems.

<Operating expenses>

	Billions of yen
	Nine months ended December 31, 2011	Nine months ended December 31, 2012	Increase (Decrease)
Personnel expenses	¥204.3	¥208.9	¥4.7	2.3%
Non-personnel expenses	1,493.5	1,726.5	233.0	15.6
Depreciation and amortization	488.6	500.5	11.9	2.4
Loss on disposal of property, plant and equipment and intangible assets	21.0	39.8	18.8	89.4
Communication network charges	193.8	163.7	(30.0)	(15.5)
Taxes and public dues	29.2	29.1	(0.2)	(0.5)

Total operating expenses	¥2,430.4	¥2,668.6	¥238.2	9.8%

DOCOMO Earnings Release	Nine Months Ended December 31, 2012

ARPU and MOU

We newly introduced “Smart ARPU” as a performance indicator that is specifically designed to reflect revenues from new businesses, in addition to conventional “Voice ARPU” and “Packet ARPU” indicators, in the second quarter of the fiscal year ending March 31, 2013, in order to show the continuous growth that we aim to achieve by “the Transformation into an Integrated Service Company placing mobile at the core.”

<Trend of ARPU and MOU>

	Yen
	Nine months ended December 31, 2011	Nine months ended December 31, 2012	Increase (Decrease)
Aggregate ARPU*	¥5,200	¥4,890	¥(310)	(6.0)%
Voice ARPU	2,270	1,800	(470)	(20.7)
Packet ARPU	2,580	2,690	110	4.3
Smart ARPU	350	400	50	14.3

MOU* (minutes)	128	119	(9)	(7.0)%

Notes:

1.	ARPU and MOU data for the nine months ended December 31, 2011 include ARPU and MOU for Cellular (mova) services.
2.	With the introduction of “Smart ARPU,” “Aggregate ARPU” includes “Smart ARPU.” Some elements (revenues from content and other services) included in conventional “Packet ARPU” for the nine months ended December 31, 2011 have been retroactively reclassified into “Smart ARPU.” The impact of the reclassification is ¥90.
*	See “4. (2) Definition and Calculation Methods of ARPU and MOU” on page 20 for definition and calculation methods.

DOCOMO Earnings Release	Nine Months Ended December 31, 2012

ii. Segment Results

Mobile phone business—

Toward the goal of further improving customer satisfaction, we have been working on the development and provision of products and services that can meet customers’ diverse requirements.

<< Expanding the adoption of smartphones/Xi LTE service>>

•

We released a total of 40 new models, focusing on devices compatible with Xi or NOTTV V-high multimedia broadcasting service, in a continual effort to enrich our product lineup. We also introduced models equipped with a quad-core CPU or large-capacity battery to enhance the convenience of our smartphone products.

•

In October 2012, we launched a new flat-rate billing option for packet access using Xi service, “Xi Pake-hodai Light,” and new data-only billing plans for Xi service, “Xi Data Plan Light Ninen” and “Xi Data Plan Light,” to respond to customers’ diversified usage of Xi-enabled smartphones, tablets, data devices, etc.

•

We steadily moved ahead with the expansion of Xi coverage and raised Xi’s maximum downlink transmission speed to 100Mbps in some areas starting November 2012. We also completed the development of “Xi femtocell” ultra-compact base station equipment compatible with both LTE and 3G systems and started their installation in December 2012.

•

In October 2012, we upgraded “docomo Anshin Scan” virus protection service for smartphones by adding a feature that screens applications that access users’ personal data, and we started offering “Network Security Anshin Pack,” a security package that also combines the virus check on sp-mode mail service.

•

We opened a new smartphone-dedicated call center in Sendai, in addition to our existing call centers in Tokyo and Osaka, to establish a structure that allows us to respond promptly to the inquiries from smartphone users. The Sendai call center began full-scale operation in November 2012.

•

The subscriber base of “Smartphone Anshin Remote Support”—a service that allows smartphone users to receive easy-to-follow prompts on their phone screen from dedicated call center operators to assist in the set-up or operation of the device—exceeded 1.5 million in December 2012.

•	In November 2012, we entered into an agreement with Microsoft Japan Co., Ltd. to cooperate in the cultivation of a tablet device market for enterprise users.

As a result of the foregoing, the total number of smartphones sold in the nine months ended December 31, 2012 reached 9.69 million units, and the aggregate number of Xi subscriptions exceeded 9 million in January 2013.

<<Provision of services leveraging “docomo cloud”>>

•

In October 2012, we launched “Utsushite Hon’yaku” (augmented-reality translator with word recognition camera), which quickly translates into Japanese foreign words by simply placing a smartphone/tablet camera in front of the text. In November 2012, we also launched “Hanashite Hon’yaku” automatic speech translation service, which provides translations between Japanese and the receiver’s language (currently English, Chinese or Korean). “Hanashite Hon’yaku” was awarded the Grand Prix prize in the CEATEC INNOVATION AWARDS “As Selected by U.S. Journalists” at CEATEC JAPAN 2012.

•

In November 2012, we made functional enhancements to “Shabette Concier” voice agent application, which was installed in a total of approximately 7 million devices and garnered approximately 240 million accesses by December 31, 2012.

•	In November 2012, we launched “docomo denwacho,” a cloud-based phonebook data storage service.

•

In December 2012, we introduced a new mobile gaming platform, “dgame,” on the “dmarket,” to offer an assortment of games that were selected taking into consideration the safety/security of their use. We also commenced an online shopping service, “dshopping,” to allow users to easily purchase daily commodities and other items through mobile devices.

DOCOMO Earnings Release	Nine Months Ended December 31, 2012

Through “docomo cloud,” we will strive to offer state-of-the-art services that can only be provided by us, thereby boosting the convenience to users.

Due to the strong sales of smartphones, the total number of mobile phone subscriptions as of December 31, 2012 reached 60.99 million (an increase of 1.36 million compared to the number as of December 31, 2011). However, the competition with other carriers for the acquisition of net additions remained intense, and the impact of subscriber port-outs using the MNP system expanded. As a consequence, our cellular churn rate for the nine months ended December 31, 2012 increased by 0.27 points from the same period of the previous fiscal year to 0.80%.

Although packet revenues recorded an increase of ¥105.3 billion from the same period of the previous fiscal year due to increased packet usage resulting from the expanded uptake of smartphones and other factors, voice revenues posted a decrease of ¥206.4 billion due to factors such as the penetration of “Monthly Support” discount programs and a decrease in MOU. As a result, cellular services revenues for the nine months ended December 31, 2012 decreased by ¥101.1 billion from the same period of the previous fiscal year to ¥2,458.3 billion.

With regard to equipment sales, equipment sales revenues and cost of equipment sold increased from the same period of the previous fiscal year due mainly to an increase in wholesale and purchase prices per unit, respectively, as well as an increase in the number of handsets sold to agent resellers. As a result of the foregoing, operating revenues and operating income from the mobile phone business for the nine months ended December 31, 2012 were ¥3,237.6 billion (an increase of ¥159.0 billion from the same period of the previous fiscal year) and ¥724.9 billion (a decrease of ¥25.2 billion from the same period of the previous fiscal year), respectively.

DOCOMO Earnings Release	Nine Months Ended December 31, 2012

Number of subscriptions by services and other operating data are as follows:

<Number of subscriptions by services>

	Thousand subscriptions
	December 31, 2011	December 31, 2012	Increase (Decrease)
Cellular services	59,624	60,988	1,364	2.3%
Cellular (Xi) services	1,139	8,678	7,539	661.6
Cellular (FOMA) services	57,962	52,310	(5,652)	(9.8)
packet flat-rate services	35,153	38,056	2,904	8.3
i-mode services	44,737	34,909	(9,828)	(22.0)
sp-mode services	6,971	16,193	9,222	132.3
i-channel services	15,830	14,515	(1,315)	(8.3)
i-concier services	5,761	8,194	2,433	42.2

Notes:
1. Number of Cellular services subscriptions as of December 31, 2011 includes subscriptions to Cellular (mova) services.
2. Number of subscriptions to Cellular services and Cellular (FOMA) services includes Communication Module services subscriptions.
3. Effective March 3, 2008, FOMA subscription became mandatory for subscription to “2in1” services, and those FOMA subscriptions are included in the number of FOMA subscriptions.

<Number of handsets sold and churn rate>

	Thousand units
	Nine months ended December 31, 2011	Nine months ended December 31, 2012	Increase (Decrease)
Number of handsets sold	15,411	17,570	2,159	14.0%
Cellular (Xi) services
New Xi subscription	812	1,776	964	118.7
Change of subscription from FOMA	333	5,002	4,669	—
Xi handset upgrade by Xi subscribers	11	379	367	—
Cellular (FOMA) services
New FOMA subscription	3,586	3,426	(161)	(4.5)
Change of subscription from Xi	555	17	(538)	(96.9)
FOMA handset upgrade by FOMA subscribers	10,112	6,971	(3,142)	(31.1)

Churn Rate	0.53%	0.80%	0.27 point	—

Notes:

1.	Number of handsets sold and churn rate for the nine months ended December 31, 2011 includes number of mova handset sold and churn of subscriptions to Cellular (mova) services.

Results of operations are as follows:

<Results of operations>

	Billions of yen
	Nine months ended December 31, 2011	Nine months ended December 31, 2012	Increase (Decrease)
Operating revenues from mobile phone business	¥3,078.6	¥3,237.6	¥159.0	5.2%
Operating income (loss) from mobile phone business	750.0	724.9	(25.2)	(3.4)

DOCOMO Earnings Release	Nine Months Ended December 31, 2012

All other businesses—

We have been taking measures to add service lineups in new business fields, aiming at shaping a “Smart Life,” where we provide more enriched life to our customers.

<Promotion of credit payment services>

In October 2012, we agreed with MasterCard Worldwide to form a global business alliance for contactless payments via our compatible smartphones, aiming to expand our iD mobile credit payment system for acceptance at MasterCard® PayPass™ merchant location around the world.

With regard to DCMX, our credit card service compatible with the iD mobile card payment system, we executed marketing campaigns, aiming at acquiring users as well as facilitating usages among users. As a result, the number of DCMX users reached 13.64 million.

< Expanding the adoption of NOTTV>

We undertook initiatives to expand the customer base of NOTTV, the first-ever broadcasting station specifically for smartphones, which we launched in April 2012, through which customers can enjoy high sound-quality, high definition broadcasting services. The initiatives include measures such as an increase in the number of NOTTV enabled-handsets to 17 models and expansion of service areas. The number of NOTTV subscription exceeded 500,000 in January 2013.

Also, we have continuously strived to increase our revenues from music and video software sales business, home shopping services provided primarily through TV media, premium home-delivery services offering organic and preservative-free food, high-speed internet connection services for hotel facilities, advertisement services and development, sales and maintenance of IT systems.

Operating revenues from all other businesses for the nine months ended December 31, 2012 were ¥133.2 billion, which represented 4.0% of total operating revenues. Operating expenses from all other businesses were ¥155.9 billion due to increased costs related to the expansion of new businesses, and as a result, operating loss from all other businesses was ¥22.7 billion.

Results of operations are as follows:

<Results of operations>

	Billions of yen
	Nine months ended December 31, 2011	Nine months ended December 31, 2012	Increase (Decrease)
Operating revenues from all other businesses	¥95.6	¥133.2	¥37.7	39.4%
Operating income (loss) from all other businesses	(6.2)	(22.7)	(16.4)	(263.1)

9

DOCOMO Earnings Release	Nine Months Ended December 31, 2012

iii. Trend of Capital Expenditures

We are taking measures to expand the network coverage of Xi service in an effective manner, to reinforce our network capacity in response to an increase in data traffic demand as well as to disperse key business facilities for customer information management systems.

As a result of these initiatives, total capital expenditures for the nine months ended December 31, 2012 were ¥540.4 billion (an increase of 7.8% compared to the same period of the previous fiscal year).

<Capital expenditures>

	Billions of yen
	Nine months ended December 31, 2011	Nine months ended December 31, 2012	Increase (Decrease)
Total capital expenditures	¥501.3	¥540.4	¥39.1	7.8%
Mobile phone business	399.6	438.6	39.0	9.8
Other (including information systems)	101.8	101.8	0.0	0.0

10

DOCOMO Earnings Release	Nine Months Ended December 31, 2012

(2) Financial Review

i. Financial Position

	Billions of yen
	December 31, 2011	December 31, 2012	Increase (Decrease)		(Reference) March 31, 2012
Total assets	¥6,700.7	¥7,043.2	¥342.5	5.1%	¥6,948.1
NTT DOCOMO, INC. shareholders’ equity	4,990.5	5,294.5	303.9	6.1	5,062.5
Liabilities	1,663.6	1,704.1	40.5	2.4	1,839.3
Including: Interest bearing liabilities	256.2	256.2	(0.1)	(0.0)	256.7

Shareholders’ equity ratio (1)	74.5%	75.2%	0.7 point	—	72.9%
Debt ratio (2)	4.9%	4.6%	(0.3) point	—	4.8%

Notes:	(1) Shareholders’ equity ratio = NTT DOCOMO, INC. shareholders’ equity / Total assets
(2) Debt ratio = Interest bearing liabilities / (NTT DOCOMO, INC. shareholders’ equity + Interest bearing liabilities)

ii. Cash Flow Conditions

For the nine months ended December 31, 2012, net cash provided by operating activities was ¥547.8 billion, a decrease of ¥160.8 billion (22.7%) from the same period of the previous fiscal year. This was mainly due to an increase of fund-provision in relation to installment receivables for subscribers’ handset purchases under the installment method.

Net cash used in investing activities was ¥474.2 billion, a decrease of uses by ¥272.7 billion (36.5%) from the same period of the previous fiscal year. This was mainly due to a decrease in purchases of short-term investments of more than three months for cash management purposes and an increase of proceeds from redemption of short-term bailment for consumption to a related party.

Net cash used in financing activities was ¥255.3 billion, a decrease of uses by ¥122.5 billion (32.4%) from the same period of the previous fiscal year. This was mainly due to a decrease in repayment of long-term debt.

The balance of cash and cash equivalents was ¥340.4 billion as of December 31, 2012, a decrease of ¥181.7 billion (34.8%) from the previous fiscal year end.

	Billions of yen
	Nine months ended December 31, 2011	Nine months ended December 31, 2012	Increase (Decrease)
Net cash provided by operating activities	¥708.6	¥547.8	¥(160.8)	(22.7)%
Net cash used in investing activities	(746.9)	(474.2)	272.7	36.5
Net cash provided by (used in) financing activities	(377.7)	(255.3)	122.5	32.4
Free cash flows (1)	(38.3)	73.6	111.8	—
Free cash flows excluding the effects of irregular factors (2), the effect of transfer of receivables (3), and changes in investments for cash management purposes (4)*	316.0	29.4	(286.6)	(90.7)

Notes:	(1) Free cash flows = Net cash provided by operating activities + Net cash used in investing activities
(2) Irregular factors = Effects of uncollected revenues due to bank closures at the end of the fiscal period
(3) Effect of transfer of receivables = Effect caused by the uncollected amounts of transferred receivables of telephone charges to NTT FINANCE CORPORATION

(4)    Changes in investments for cash management purposes = Changes by purchases, redemption at maturity and disposals of financial instruments held for cash management purposes with original maturities of longer than three months

*	See “4. (3) Reconciliations of the Disclosed Non-GAAP Financial Measures to the Most Directly Comparable GAAP Financial Measures” on page 21.

11

DOCOMO Earnings Release	Nine Months Ended December 31, 2012

(3) Prospects for the Fiscal Year Ending March 31, 2013

Competition in Japan’s mobile telecommunications market is expected to remain intense in such areas as acquisition of subscribers and further improvement of service offerings.

Under these market conditions, we expect that our operating revenues for the fiscal year ending March 31, 2013 will be ¥4,520.0 billion, an increase of ¥280.0 billion from the previous fiscal year, primarily because of the projected increase in packet revenues and equipment sales revenues that more than offsets a decrease in voice revenues due to the impact of penetration of VoIP* and other factors.

On the expense side, despite our ongoing efforts aimed at further cost efficiency, we expect the implementation of measures aimed at Xi service area expansion, construction of a more reliable communication network and regaining our competitiveness. Accordingly, operating income is forecasted to be ¥820.0 billion, a decrease of ¥54.5 billion from the previous fiscal year.

As we are not currently aware of any factor that may have a material impact on our projected results of operations, we have not revised our forecasts announced on October 26, 2012.

*	VoIP (Voice over Internet Protocol) is a technology that allows voice data to be transmitted over networks such as the Internet.

12

DOCOMO Earnings Release	Nine Months Ended December 31, 2012

2. Other Information

(1) Changes in Significant Subsidiaries

None

(2) Application of Simplified or Exceptional Accounting

None

(3) Changes in Accounting Policies

None

13

DOCOMO Earnings Release	Nine Months Ended December 31, 2012

3. Consolidated Financial Statements

(1) Consolidated Balance Sheets

	Millions of yen
	March 31, 2012	December 31, 2012
ASSETS
Current assets:
Cash and cash equivalents	¥522,078	¥340,417
Short-term investments	371,504	151,409
Accounts receivable	963,001	279,447
Receivables held for sale	—	579,479
Credit card receivables	189,163	202,590
Allowance for doubtful accounts	(23,550)	(20,666)
Other receivables	47,014	348,380
Inventories	146,563	212,400
Deferred tax assets	76,858	59,411
Prepaid expenses and other current assets	65,630	86,624

Total current assets	2,358,261	2,239,491

Property, plant and equipment:
Wireless telecommunications equipment	5,700,951	5,375,527
Buildings and structures	867,553	876,623
Tools, furniture and fixtures	520,469	530,139
Land	199,802	199,846
Construction in progress	133,068	154,832
Accumulated depreciation and amortization	(4,885,546)	(4,575,896)

Total property, plant and equipment, net	2,536,297	2,561,071

Non-current investments and other assets:
Investments in affiliates	480,111	344,030
Marketable securities and other investments	128,389	313,137
Intangible assets, net	680,831	680,538
Goodwill	204,890	222,476
Other assets	255,747	417,261
Deferred tax assets	303,556	265,218

Total non-current investments and other assets	2,053,524	2,242,660

Total assets	¥6,948,082	¥7,043,222

LIABILITIES AND EQUITY
Current liabilities:
Current portion of long-term debt	¥75,428	¥130,822
Short-term borrowings	733	15,110
Accounts payable, trade	738,783	711,323
Accrued payroll	55,917	41,666
Accrued interest	767	384
Accrued income taxes	150,327	71,822
Other current liabilities	132,048	142,203

Total current liabilities	1,154,003	1,113,330

Long-term liabilities:
Long-term debt (exclusive of current portion)	180,519	110,220
Accrued liabilities for point programs	173,136	157,739
Liability for employees’ retirement benefits	160,107	168,413
Other long-term liabilities	171,546	154,368

Total long-term liabilities	685,308	590,740

Total liabilities	1,839,311	1,704,070

Equity:
NTT DOCOMO, INC. shareholders’ equity
Common stock	949,680	949,680
Additional paid-in capital	732,592	732,610
Retained earnings	3,861,952	4,037,926
Accumulated other comprehensive income (loss)	(104,529)	(48,594)
Treasury stock, at cost	(377,168)	(377,168)
Total NTT DOCOMO, INC. shareholders’ equity	5,062,527	5,294,454
Noncontrolling interests	46,244	44,698

Total equity	5,108,771	5,339,152

Total liabilities and equity	¥6,948,082	¥7,043,222

14

DOCOMO Earnings Release	Nine Months Ended December 31, 2012

(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

Consolidated Statements of Income

	Millions of yen
	Nine Months Ended December 31, 2011	Nine Months Ended December 31, 2012
Operating revenues:
Wireless services	¥2,819,222	¥2,787,142
Equipment sales	354,932	583,653

Total operating revenues	3,174,154	3,370,795

Operating expenses:
Cost of services (exclusive of items shown separately below)	683,712	741,149
Cost of equipment sold (exclusive of items shown separately below)	477,291	581,703
Depreciation and amortization	488,590	500,493
Selling, general and administrative	780,777	845,270

Total operating expenses	2,430,370	2,668,615

Operating income	743,784	702,180

Other income (expense):
Interest expense	(2,386)	(1,246)
Interest income	1,000	1,145
Other, net	1,685	(2,854)

Total other income (expense)	299	(2,955)

Income before income taxes and equity in net income (losses) of affiliates	744,083	699,225

Income taxes:
Current	270,378	237,574
Deferred	72,113	38,096

Total income taxes	342,491	275,670

Income before equity in net income (losses) of affiliates	401,592	423,555

Equity in net income (losses) of affiliates, net of applicable taxes	(7,901)	(13,717)

Net income	393,691	409,838

Less: Net (income) loss attributable to noncontrolling interests	931	6,648

Net income attributable to NTT DOCOMO, INC.	¥394,622	¥416,486

PER SHARE DATA
Weighted average common shares outstanding – Basic and Diluted (shares)	41,467,601	41,467,601

Basic and Diluted earnings per share attributable to NTT DOCOMO, INC. (yen)	¥9,516.39	¥10,043.65

Consolidated Statements of Comprehensive Income
	Millions of yen
	Nine Months Ended December 31, 2011	Nine Months Ended December 31, 2012
Net income	¥393,691	¥409,838
Other comprehensive income (loss):
Unrealized holding gains (losses) on available-for-sale securities, net of applicable taxes	(3,550)	36,143
Change in fair value of derivative instruments, net of applicable taxes	(12)	33
Foreign currency translation adjustment, net of applicable taxes	(27,053)	19,848
Pension liability adjustment, net of applicable taxes	313	(77)

Total other comprehensive income (loss)	(30,302)	55,947

Comprehensive income	363,389	465,785

Less: Comprehensive (income) loss attributable to noncontrolling interests	943	6,636

Comprehensive income attributable to NTT DOCOMO, INC.	¥364,332	¥472,421

15

DOCOMO Earnings Release	Nine Months Ended December 31, 2012

Consolidated Statements of Income

	Millions of yen
	Three Months Ended December 31, 2011	Three Months Ended December 31, 2012
Operating revenues:
Wireless services	¥941,444	¥942,190
Equipment sales	119,727	221,285

Total operating revenues	1,061,171	1,163,475

Operating expenses:
Cost of services (exclusive of items shown separately below)	247,125	265,444
Cost of equipment sold (exclusive of items shown separately below)	159,461	207,420
Depreciation and amortization	170,206	176,278
Selling, general and administrative	249,096	283,262

Total operating expenses	825,888	932,404

Operating income	235,283	231,071

Other income (expense):
Interest expense	(706)	(337)
Interest income	328	417
Other, net	(2,693)	2,489

Total other income (expense)	(3,071)	2,569

Income before income taxes and equity in net income (losses) of affiliates	232,212	233,640

Income taxes:
Current	74,750	72,805
Deferred	60,155	18,708

Total income taxes	134,905	91,513

Income before equity in net income (losses) of affiliates	97,307	142,127

Equity in net income (losses) of affiliates, net of applicable taxes	(2,091)	(13,180)

Net income	95,216	128,947

Less: Net (income) loss attributable to noncontrolling interests	388	1,656

Net income attributable to NTT DOCOMO, INC.	¥95,604	¥130,603

PER SHARE DATA
Weighted average common shares outstanding – Basic and Diluted (shares)	41,467,601	41,467,601

Basic and Diluted earnings per share attributable to NTT DOCOMO, INC. (yen)	¥2,305.51	¥3,149.52

Consolidated Statements of Comprehensive Income
	Millions of yen
	Three Months Ended December 31, 2011	Three Months Ended December 31, 2012
Net income	¥95,216	¥128,947
Other comprehensive income (loss):
Unrealized holding gains (losses) on available-for-sale securities, net of applicable taxes	5,829	27,120
Change in fair value of derivative instruments, net of applicable taxes	(2)	20
Foreign currency translation adjustment, net of applicable taxes	(24,853)	17,402
Pension liability adjustment, net of applicable taxes	80	(290)

Total other comprehensive income (loss)	(18,946)	44,252

Comprehensive income	76,270	173,199

Less: Comprehensive (income) loss attributable to noncontrolling interests	385	1,670

Comprehensive income attributable to NTT DOCOMO, INC.	¥76,655	¥174,869

16

DOCOMO Earnings Release	Nine Months Ended December 31, 2012

(3) Consolidated Statements of Cash Flows

	Millions of yen
	Nine Months Ended December 31, 2011	Nine Months Ended December 31, 2012
Cash flows from operating activities:
Net income	¥393,691	¥409,838
Adjustments to reconcile net income to net cash provided by operating activities-
Depreciation and amortization	488,590	500,493
Deferred taxes	65,486	28,858
Loss on sale or disposal of property, plant and equipment	12,460	18,766
Impairment loss on marketable securities and other investments	3,563	10,716
Equity in net (income) losses of affiliates	14,526	22,566
Changes in assets and liabilities:
(Increase) / decrease in accounts receivable	(160,584)	686,106
(Increase) / decrease in receivables held for sale	—	(579,479)
(Increase) / decrease in credit card receivables	(16,463)	(12,405)
Increase / (decrease) in allowance for doubtful accounts	4,004	(3,083)
(Increase) / decrease in other receivables	9,421	(288,045)
(Increase) / decrease in inventories	(35,634)	(54,456)
(Increase) / decrease in prepaid expenses and other current assets	(16,874)	(16,874)
(Increase) / decrease in non-current installment receivables for handsets	298	88,075
(Increase) / decrease in non-current receivables held for sale	—	(158,606)
Increase / (decrease) in accounts payable, trade	29,132	9,518
Increase / (decrease) in accrued income taxes	(79,207)	(79,297)
Increase / (decrease) in other current liabilities	25,957	5,713
Increase / (decrease) in accrued liabilities for point programs	(21,649)	(15,397)
Increase / (decrease) in liability for employees’ retirement benefits	6,455	6,779
Increase / (decrease) in other long-term liabilities	(16,636)	(22,440)
Other, net	2,080	(9,578)

Net cash provided by operating activities	708,616	547,768

Cash flows from investing activities:
Purchases of property, plant and equipment	(343,102)	(415,629)
Purchases of intangible and other assets	(180,656)	(187,026)
Purchases of non-current investments	(34,069)	(6,876)
Proceeds from sale of non-current investments	2,219	1,744
Acquisitions of subsidiaries, net of cash acquired	—	(17,237)
Purchases of short-term investments	(883,596)	(633,832)
Redemption of short-term investments	692,285	773,950
Long-term bailment for consumption to a related party	—	(80,000)
Proceeds from redemption of short-term bailment for consumption to a related party	—	90,000
Other, net	31	696

Net cash used in investing activities	(746,888)	(474,210)

Cash flows from financing activities:
Repayment of long-term debt	(171,837)	(21,475)
Proceeds from short-term borrowings	3,210	17,554
Repayment of short-term borrowings	(2,177)	(8,155)
Principal payments under capital lease obligations	(3,308)	(2,229)
Dividends paid	(223,671)	(240,209)
Contributions from noncontrolling interests	21,331	2,349
Other, net	(1,280)	(3,097)

Net cash provided by (used in) financing activities	(377,732)	(255,262)

Effect of exchange rate changes on cash and cash equivalents	(733)	43

Net increase (decrease) in cash and cash equivalents	(416,737)	(181,661)
Cash and cash equivalents at beginning of period	765,551	522,078

Cash and cash equivalents at end of period	¥348,814	¥340,417

Supplemental disclosures of cash flow information:
Cash received during the period for:
Income tax refunds	¥247	¥1,017
Cash paid during the period for:
Interest, net of amount capitalized	2,923	1,629
Income taxes	351,819	320,439

17

DOCOMO Earnings Release	Nine Months Ended December 31, 2012

(4) Going Concern Assumption

None

(5) Segment Reporting

	Millions of yen
Three months ended December 31, 2011	Mobile phone business	All other businesses	Consolidated
Operating revenues	¥1,027,758	¥33,413	¥1,061,171
Operating expenses	790,576	35,312	825,888

Operating income (loss)	¥237,182	¥(1,899)	¥235,283

	Millions of yen
Three months ended December 31, 2012	Mobile phone business	All other businesses	Consolidated
Operating revenues	¥1,108,863	¥54,612	¥1,163,475
Operating expenses	870,790	61,614	932,404

Operating income (loss)	¥238,073	¥(7,002)	¥231,071

	Millions of yen
Nine months ended December 31, 2011	Mobile phone business	All other businesses	Consolidated
Operating revenues	¥3,078,603	¥95,551	¥3,174,154
Operating expenses	2,328,574	101,796	2,430,370

Operating income (loss)	¥750,029	¥(6,245)	¥743,784

	Millions of yen
Nine months ended December 31, 2012	Mobile phone business	All other businesses	Consolidated
Operating revenues	¥3,237,564	¥133,231	¥3,370,795
Operating expenses	2,512,711	155,904	2,668,615

Operating income (loss)	¥724,853	¥(22,673)	¥702,180

There were no transactions between the operating segments. We do not disclose geographical information since the amounts of operating revenues generated outside Japan are immaterial.

(6) Significant Changes in NTT DOCOMO, INC. Shareholders’ Equity

None

18

DOCOMO Earnings Release	Nine Months Ended December 31, 2012

4. Appendices

(1) Operating Data for 3rd Quarter of the Fiscal Year Ending March 31, 2013

Full-year Forecasts: as revised on October 26, 2012

		Fiscal Year Ended Mar. 31, 2012		Fiscal Year Ending Mar. 31, 2013		[Ref.] Fiscal Year Ended Mar. 31, 2012 Full-year Results	[Ref.] Fiscal Year Ending Mar. 31, 2013 Full-year Forecasts
		Nine Months (Apr. - Dec. 2011) Results	Third Quarter (Oct. - Dec. 2011) Results	Nine Months (Apr. - Dec. 2012) Results	Third Quarter (Oct. - Dec. 2012) Results
Number of Subscriptions and Other Operating Data
Cellular Subscriptions (1)	thousands	59,624	59,624	60,988	60,988	60,129	62,140
Xi	thousands	1,139	1,139	8,678	8,678	2,225	11,720
FOMA (2)	thousands	57,962	57,962	52,310	52,310	57,905	50,420
Communication Module Service (1)	thousands	2,263	2,263	3,000	3,000	2,330	—
Prepaid Subscriptions	thousands	200	200	96	96	256	—
Packet Flat-rate Services Subscriptions	thousands	35,153	35,153	38,056	38,056	36,295	—
Net Increase from Previous Period (1) (3)	thousands	1,615	631	859	201	2,120	2,010
Xi	thousands	1,114	751	6,453	2,480	2,199	9,490
FOMA (2)	thousands	1,216	100	(5,595)	(2,279)	1,159	(7,480)
Churn Rate (3)%		0.53	0.59	0.80	0.86	0.60	—
Number of Handsets Sold (4)	thousands	15,411	5,066	17,570	5,733	22,089	—
i-mode Subscriptions	thousands	44,737	44,737	34,909	34,909	42,321	32,920
sp-mode Subscriptions	thousands	6,971	6,971	16,193	16,193	9,586	19,000
i-channel Subscriptions	thousands	15,830	15,830	14,515	14,515	16,124	—
i-concier Subscriptions	thousands	5,761	5,761	8,194	8,194	5,672	—
DCMX Subscriptions (5)	thousands	12,776	12,776	13,643	13,643	12,949	13,520
ARPU and MOU
Aggregate ARPU (6) (7)	yen/month/subscription	5,200	5,150	4,890	4,850	5,140	4,850
Voice ARPU (8)	yen/month/subscription	2,270	2,190	1,800	1,710	2,200	1,710
Packet ARPU (7)	yen/month/subscription	2,580	2,600	2,690	2,720	2,590	2,740
Smart ARPU	yen/month/subscription	350	360	400	420	350	400
MOU (9)	minute/month/subscription	128	126	119	118	126	—

*	Please refer to “4. (2) Definition and Calculation Methods of ARPU and MOU” for the definition of ARPU and MOU on page 20, and an explanation of the methods used to calculate ARPU and the number of active subscriptions.

(1)	Fiscal year ended March 31, 2012 full-year results, nine months (April to December 2011) results and third quarter (October to December 2011) results include mova service which was terminated at the end of March 2012.
(2)	Effective March 3, 2008, FOMA subscription became mandatory for subscription to “2in1” services, and those FOMA subscriptions are included in the number of FOMA subscribers.
(3)	Data are calculated including communication module services subscriptions.
(4)	Sum of new subscriptions, change of subscription from FOMA to Xi, Xi to FOMA, Xi handset upgrade by Xi subscribers, FOMA handset upgrade by FOMA subscribers.
(5)	Inclusive of DCMX mini subscriptions
(6)	Data are calculated excluding revenues and subscriptions to communication module services, “Phone Number Storage” and “Mail Address Storage.”
(7)	With the introduction of “Smart ARPU” in the second quarter of the fiscal year ending March 31, 2013, “Aggregate ARPU” contains “Smart ARPU”.
In addition, some elements (revenues from content and other services) included in conventional “Packet ARPU” for the fiscal year ended March 31, 2012 full-year results, Nine months (April to December 2011) results and third quarter (October to December 2011) results have been retroactively reclassified into “Smart ARPU”. The impact of the reclassification of those periods are 80 yen, 90 yen and 90 yen respectively.
(8)	Inclusive of circuit-switched data communication
(9)	Data are calculated excluding subscriptions to communication module services, “Phone Number Storage” and “Mail Address Storage.”

19

DOCOMO Earnings Release	Nine Months Ended December 31, 2012

(2) Definition and Calculation Methods of ARPU and MOU

i.	Definition of ARPU and MOU

a.	ARPU (Average monthly Revenue Per Unit):

Average monthly revenue per unit, or ARPU, is used to measure average monthly operating revenues attributable to designated services on a per subscription basis. ARPU is calculated by dividing various revenue items included in operating revenues from our wireless services and other services that accompany our wireless services by the number of active subscriptions to our wireless services in the relevant periods. We believe that our ARPU figures provide useful information to analyze the average usage per subscription and the impacts of changes in our billing arrangements. The revenue items included in the numerators of our ARPU figures are based on our U.S. GAAP results of operations.

b.	MOU (Minutes of Use): Average monthly communication time per subscription.

ii.	ARPU Calculation Methods

Aggregate ARPU = Voice ARPU + Packet ARPU + Smart ARPU
- Voice ARPU :	Voice ARPU Related Revenues (basic monthly charges, voice communication charges) / No. of active subscriptions
- Packet ARPU :	Packet ARPU Related Revenues (basic monthly charges, packet communication charges) / No. of active subscriptions
- Smart ARPU :	Revenues from providing services that accompany our wireless services (revenues from content, collection of charges, mobile phone insurance service, advertising and others) / No. of active subscriptions

iii.	Active Subscriptions Calculation Methods

Sum of No. of active subscriptions for each month ((No. of subscriptions at the end of previous month + No. of subscriptions at the end of current month) / 2) during the relevant period

Note:	Subscriptions and revenues for communication module services, “Phone Number Storage” and “Mail Address Storage” services are not included in the ARPU and MOU calculations.

20

DOCOMO Earnings Release	Nine Months Ended December 31, 2012

(3) Reconciliations of the Disclosed Non-GAAP Financial Measures to the Most Directly Comparable GAAP Financial Measures

i. EBITDA and EBITDA margin

	Billions of yen
	Year ended March 31, 2012	Nine months ended December 31, 2011	Nine months ended December 31, 2012
a. EBITDA	¥1,583.3	¥1,244.8	¥1,221.4

Depreciation and amortization	(684.8)	(488.6)	(500.5)
Loss on sale or disposal of property, plant and equipment	(24.1)	(12.5)	(18.8)

Operating income	874.5	743.8	702.2

Other income (expense)	2.5	0.3	(3.0)
Income taxes	(402.5)	(342.5)	(275.7)
Equity in net income (losses) of affiliates	(13.5)	(7.9)	(13.7)
Less: Net (income) loss attributable to noncontrolling interests	3.0	0.9	6.6

b. Net income attributable to NTT DOCOMO, INC.	463.9	394.6	416.5

c. Operating revenues	4,240.0	3,174.2	3,370.8

EBITDA margin (=a/c)	37.3%	39.2%	36.2%
Net income margin (=b/c)	10.9%	12.4%	12.4%

Note: EBITDA and EBITDA margin, as we use them, are different from EBITDA as used in Item 10(e) of regulation S-K and may not be comparable to similarly titled measures used by other companies.

ii. ROCE after tax effect
	Billions of yen
	Year ended March 31, 2012	Nine months ended December 31, 2011	Nine months ended December 31, 2012
a. Operating income	¥874.5	¥743.8	¥702.2
b. Operating income after tax effect {=a*(1-effective tax rate)}	517.7	440.3	434.6
c. Capital employed	5,299.0	5,262.8	5,434.9

ROCE before tax effect (=a/c)	16.5%	14.1%	12.9%
ROCE after tax effect (=b/c)	9.8%	8.4%	8.0%

Notes:  Capital employed (for annual period) = The average of (NTT DOCOMO, INC. shareholders’ equity + Interest bearing liabilities), each as of March 31, 2011 and 2012

Capital employed (for nine months) = The average of (NTT DOCOMO, INC. shareholders’ equity + Interest bearing liabilities), each as of March 31, 2012 (or 2011) and December 31, 2012 (or 2011)

Interest bearing liabilities = Current portion of long-term debt + Short-term borrowings + Long-term debt

The effective tax rate for the years ended March 31, 2012 and the nine months ended December 31, 2011 was 40.8%.

The effective tax rate for the nine months ended December 31, 2012 was 38.1%.

iii. Free cash flows excluding irregular factors and effect by transfer of receivables and changes in investments for cash management purposes
	Billions of yen
	Year ended March 31, 2012	Nine months ended December 31, 2011	Nine months ended December 31, 2012
Free cash flows excluding irregular factors and effect by transfer of receivables and changes in investments for cash management purposes	¥503.5	¥316.0	¥29.4

Irregular factors (1)	(147.0)	(163.0)	147.0
Effect of transfer of receivables (2)	—	—	(253.0)
Changes in investments for cash management purposes (3)	(220.5)	(191.3)	150.1

Free cash flows	136.0	(38.3)	73.6

Net cash used in investing activities	(974.6)	(746.9)	(474.2)
Net cash provided by operating activities	1,110.6	708.6	547.8

Note:	(1) Irregular factors represent the effects of uncollected revenues due to a bank closure at the end of the fiscal period.

(2)    Effect of transfer of receivables represents the effect caused by the uncollected amounts of transferred receivables of telephone charges to NTT FINANCE CORPORATION. Since the payment conditions of the consideration of claims transferred to NTT FINANCE CORPORATION are set approximately equivalent to our cash collection cycle history, an impact derived from the transfer of receivables is not significant.

(3)    Changes in investments for cash management purposes were derived from purchases, redemption at maturity and disposals of financial instruments held for cash management purposes with original maturities of longer than three months.

21

DOCOMO Earnings Release	Nine Months Ended December 31, 2012

5. Special Note Regarding Forward-Looking Statements

This earnings release contains forward-looking statements such as forecasts of results of operations, management strategies, objectives and plans, forecasts of operational data such as the expected number of subscription, and the expected dividend payments. All forward-looking statements that are not historical facts are based on management’s current plans, expectations, assumptions and estimates based on the information currently available. Some of the projected numbers in this earnings release were derived using certain assumptions that are indispensable for making such projections in addition to historical facts. These forward-looking statements are subject to various known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially from those contained in or suggested by any forward-looking statement. Potential risks and uncertainties include, without limitation, the following:

(1)	Changes in the business environment in the telecommunications industry, such as intensifying competition from other service providers, businesses or other technologies caused by Mobile Number Portability, development of appealing new handsets, new market entrants and other factors, or the expansion of the areas of competition could limit our acquisition of new subscriptions and retention of existing subscriptions, or may lead to ARPU diminishing at a greater than expected rate or an increase in our costs and expenses.

(2)	Current and new services, usage patterns, and sales schemes introduced by our corporate group may not develop as planned, which could affect our financial condition and limit our growth.

(3)	The introduction or change of various laws or regulations inside and outside of Japan, or the application of such laws and regulations to our corporate group could restrict our business operations, which may adversely affect our financial condition and results of operations.

(4)	Limitations in the amount of frequency spectrum or facilities made available to us could negatively affect our ability to maintain and improve our service quality and level of customer satisfaction and could increase our costs.

(5)	Other mobile service providers in the world may not adopt the technologies and the frequency bands that are compatible with those used by our corporate group’s mobile communications system on a continuing basis, which could affect our ability to sufficiently offer international services.

(6)	Our domestic and international investments, alliances and collaborations may not produce the returns or provide the opportunities we expect.

(7)	Malfunctions, defects or imperfection in our products and services or those of other parties may give rise to problems.

(8)	Social problems that could be caused by misuse or misunderstanding of our products and services may adversely affect our credibility or corporate image.

(9)	Inadequate handling of confidential business information including personal information by our corporate group, contractors and others, may adversely affect our credibility or corporate image.

(10)	Owners of intellectual property rights that are essential for our business execution may not grant us the right to license or otherwise use such intellectual property rights on acceptable terms or at all, which may limit our ability to offer certain technologies, products and/or services, and we may also be held liable for damage compensation if we infringe the intellectual property rights of others.

(11)	Events and incidents caused by natural disasters, social infrastructure paralysis such as power shortages, proliferation of harmful substances, terror or other destructive acts, the malfunctioning of equipment, software bugs, deliberate incidents induced by computer viruses, cyber attacks, equipment misconfiguration, hacking, unauthorized access and other problems could cause failure in our networks, distribution channels and/or other factors necessary for the provision of service, disrupting our ability to offer services to our subscribers, and such incidents may adversely affect our credibility or corporate image, or lead to a reduction of revenues and/or increase of costs.

(12)	Concerns about adverse health effects arising from wireless telecommunication may spread and consequently adversely affect our financial condition and results of operations.

(13)	Our parent company, NIPPON TELEGRAPH AND TELEPHONE CORPORATION (NTT), could exercise influence that may not be in the interests of our other shareholders.

*	Names of companies, products, etc., contained in this release are the trademarks or registered trademarks of their respective organizations.

22

Results for the first nine months of the fiscal year ending March 31, 2013

January 30, 2013

Copyright (C) 2013 NTT DOCOMO, INC. All rights reserved.

FY2012/1-3Q (cumulative) results highlights

Principal actions undertaken

1	Further expansion of smartphones
2	Actions undertaken for Xi LTE service
3	Actions undertaken for new businesses

Other initiatives

1	Reinforcement of business foundation
2	Return to shareholders

SLIDE No.

1

FY2012/1-3Q (cumulative) Results Highlights

Recorded year-on-year increase in operating revenues but a decrease in operating income

Smartphone sales and Xi subs increased remarkably

Operating revenues: Ą3,370.8 billion (Up 6.2% year-on-year) Operating income: Ą702.2 billion (Down 5.6% year-on-year)

Results highlights

Packet revenues:Ą1,476.9 billion (Up 7.7% year-on-year) Total handsets sold: 17.57 million units (Up 14.0% year-on-year) No. of smartphones sold: 9.69 million units (Up 75.2% year-on-year) Xi subscriptions: 8.68 million (Up 290% from Mar. 31, 2012)

U.S. GAAP

SLIDE No.

2

Selected Financial Data

U.S. GAAP

FY2011/

FY2012

Changes

(Billions of yen)

Apr-Dec (1)

Apr-Dec (2)

(1) (2)

Operating revenues

3,174.2

3,370.8

+196.6

Cellular services revenues

2,559.4

2,458.3

-101.1

Operating expenses

2,430.4

2,668.6

+238.2

Operating income

743.8

702.2

-41.6

Net income attributable to

394.6

416.5

+21.9

NTT DOCOMO, INC.

EBITDA margin (%)*1

39.2

36.2

-3.0

Adjusted free cash flow*1*2

316.0

29.4

-286.6

Consolidated financial statements in this document are unaudited.

*1: For an explanation of the calculation processes of these numbers, please see the reconciliations to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP and the IR page of our website, www.nttdocomo.co.jp •*2: Adjusted free cash flow excludes the effects of uncollected revenues caused by bank holidays at the end of the fiscal term or the transfer of receivables of telephone charges to NTT FINANCE

CORPORARION, and changes in investments for cash management purposes with original maturities of longer than three months.

SLIDE No.

3

SLIDE No. 4

Key Factors Behind YOY Changes in Operating Income

U.S. GAAP



¥743.8 billion
Decrease in voice revenues *1 : Down ¥114.9 billion
Increase in packet revenues *1 : Up ¥142.3 billion
Impact of "Monthly Support" discounts: Down ¥128.6 billion
Increase in other revenues: Up ¥69.1billion
Increase in equipment sales revenues: Up ¥228.7 billion
Increase in equipment sales expenses *2 : Up ¥116.3 billion
Increase in other expenses: Up ¥121.9billion
¥702.2 billion
◆ Increase in subsidiary-related expenses: ¥51.8 billion
◆ Increase in depreciation/amortization, loss on disposal of property/plant/equipment and intangible assets: ¥30.7 billion etc.
Operating revenues Up ¥196.6 billion
Operating expenses Up ¥238.2 billion
FY11/1-3Q (cumulative)
FY12/1-3Q (cumulative)

*1: Excluding impact of "Monthly Support" discounts

*2: Sum of cost of equipment sold and commissions to agent resellers

Total Handset Sales

Achieving favorable progress vis-à-vis full-year target

(Million units)

23.80

5.17

11.84

17.57

3Q 5.73

2Q 6.67

FY12/1Q 1-2Q (cumulative) 1-3Q (cumulative) FY12 (full-year forecast)

SLIDE No.

5

Net Adds Acquisition/MNP Performance

Signs of recovery after launch of 2012 winter handset models

MNP Net additions

(1,000 subs)

Oct Nov Dec

Oct Nov Dec

-190

-212

-132

235

-41

7

SLIDE No.

6

Smartphone Sales

No. of smartphones sold increasing steadily to over 10 million units (Jan. 6, 2013)

2.49

6.44

9.69

14.00

(Million units)

FY12/1Q 1-2Q (cumulative) 1-3Q (cumulative) FY12 (full-year forecast)

SLIDE No.

7

Expansion of Xi Subscriptions

Xi subs growing faster than projected, topping 9 million (Jan. 9, 2013)

(Million subs)

11.00

8.68

6.20

3.32

1Q 1.09

2Q 2.88

3Q 2.48

Jun. 30, 2012 Sept. 30, 2012 Dec. 31, 2012 FY12 (full-year forecast)

SLIDE No.

8

Xi Packet Flat-Rate Services

Launched new billing options in October 2012 to allow users to choose a plan best suited to their usage behavior

“Xi Pake-hodai Double”

“Xi Pake-hodai Light”

“Xi Pake-hodai Flat”

Subscription breakdown by plan (As of Dec. 31, 2012)

Ą6,000 5,000 4,000

Up Ą700

Aug Nov

Average monthly packet revenue from Xi subs*

*	Xi comprehensive plan subscribers

SLIDE No.

Expansion of Packet Revenues

FY2013/3Q packet revenues: Up Ą36.1 billion (7.8%) year-on-year

(Billions of yen)

445.3

461.2

465.2

472.2

485.1

490.5

501.3

FY11/1Q ２Ｑ ３Ｑ ４Ｑ FY12/1Q ２Ｑ ３Ｑ

YOY changes: +39.9 +29.3 +36.1

SLIDE No.

Historical Growth of Smart ARPU

FY12/3Q smart ARPU: up Ą60 year-on-year

350 350

360 360

370

390

420

(Yen)

FY11/1Q FY12/1Q

YOY changes: +20 +40 +60

SLIDE No.

II FY2012/1-3Q (cumulative) results highlights

I Principal actions undertaken

1	Further expansion of smartphones
2	Actions undertaken for Xi LTE service
3	Actions undertaken for new businesses

III Other initiatives

1	Reinforcement of business foundation
2	Return to shareholders

SLIDE No.

Future Focus

Refine DOCOMO’s competitive edge

Current status

Future focus

Core business

Optimize and strengthen the

Devices

appeal of our smartphone lineup

Despite favorableincrease in totalhandset/smartphone

Thoroughly build up competitive

sales and Xi subs,

advantage with LTE network

churn rate has been

Network

deteriorating due tosubscriber outflows

Reinforce basic service &

steadily expand new businesses

New businesses

Services

dmarket and other new

Lower churn rate

services off to a good start

Solidify foundation of new businesses

SLIDE No.

2012 Winter Models: Sales Performance

• Market share improved after release of winter collection

• Models equipped with features sought by Japanese users enjoying great reviews

In 2 months after release In 2.5 months after release

Approx. 440,000 units Approx. 470,000 units

32% 35%

Other carriers

51%

DOCOMO

Oct Nov Dec

Market share of smartphones sold*

Waterproof One-seg data Infra exchange -red Osaifu e-wallet -keitai TV

* Market share distribution among top 4 carriers in Japan offering devices carrying any of the 4 OSs (Android/iOS/WIndowsMobilePhone/Blackberry) in the mobile phone category, based on a survey of track record of sales at major mass retailers across Japan by GfK Japan (tablet devices not included)

SLIDE No.

Boosting Packet Usage on Smartphones

Boost packet usage by facilitating subscriber migration to smartphones

Packet usage:

11-fold increase Up Ą2,100*

* Changes in monthly packet communication charges before and after migration of users who switched from a feature phone to a smartphone in the month of Nov. 2012

© Sakura Production Co. Ltd./ Nippon Animation Co. Ltd.

SLIDE No.

SLIDE No.
16

2013 Spring Collection (1)

ドコモ スマートフォン

A lineup featuring high-resolution screens, high connection speeds and ultra-fast processing

Japan's fastest LTE:
112.5 Mbps*
2 models

Full-HD screen:
5 models

Quad core CPU
9 models

Large-capacity battery:
9 models

World's first
smartphone for preteens
"juniSma™"



* Maximum downlink speed supported by 2013 spring models, HW-02E and HW-03E

2013 Spring Collection (2)

Actively promote the much-talked-about models to outsell the competition in the spring—the season recording largest sales volume of the year

Full HD display

Max. downlink speed: 100Mbps

Quad core CPU

NFC-compatible

2,330mAh large-capacity battery

World’s slimmest: 6.9mm

Japan’s lightest*: 495g

SO-02E

SO-03* Among tablet products equipped with 10-inch size displays

(As of Jan. 21, 2013, according to survey by Sony Mobile Communications, Inc.)

SLIDE No.

2013 Spring Collection (3)

A new style proposal that opens up new potential for smartphones

5.6-inch display (when unfolded) brings 3 new usage styles:

1-screen tablet style Keyboard style Double-movie style

Equipped with original application, “Utility Apps”, enabling unrestricted and independent use of 2 different screens that are mutually linked for memo, browser, gallery, etc.

Max. downlink speed: 100Mbps

2,100mAh large-capacity battery

SLIDE No.

“docomo Smart Home”

Stimulate the use of various “d” services through seamless linkage of devices

“d” services accessible from home Content: Items: 60,000 100,000

d video d shopping

Content: Titles: 9,000 15

d anime store d game

Total 50 programs

d hits All enjoyable at no extra charges

BD Recorder

Content accessible from smartphone

Smartphone

* Some “d” services are not compatible with “dstick”

SLIDE No.

SLIDE No.

Future Device Development Plans

Reinforce competitiveness through “select and concentrate” approach

Aggressive promotion of key models

Narrow down product lineup

Release attractive lineup of latest models ahead of competition

Introduce devices with distinctive properties tailored to varying needs of each segment

SLIDE No.

Spring 2013 Promotional Campaigns

Support students starting new lives

Step up measures for new acquisition and retention of existing subs

Up to Jan. 17

Spring promotions (From Jan. 18)

Family set discount

Xi smartphone discount

Over 10 years Xi smartphone discount

Continued

Students and family (new subs) subscribing to

“Type Xi Ninen” “Type Simple Value”

Basic monthly charge: Ą0 for up to 3 years

Packet flat-rate monthly upper limit for use of smartphone:

Ą1,050 OFF/month

Students purchasing handset together with family:

Student: Up to Ą10,000 OFF Family: Up to Ą5,000 OFF

Subscribers using DOCOMO for over 10 years :

If switched to a Xi smartphone

“Type Xi Ninen” basic monthly charge Ą0 effectively for 12 months waived

SLIDE No.

I FY2012/1-3Q (cumulative) results highlights

II Principal actions undertaken

1	Further expansion of smartphones
2	Actions undertaken for Xi LTE service
3	Actions undertaken for new businesses

III Other initiatives

1	Reinforcement of business foundation
2	Return to shareholders

SLIDE No.
23

DOCOMO's Technologies Underpinning Xi LTE Service

Service provision backed by DOCOMO's technical prowess

Large contribution to development of LTE specifications

Largest ownership of LTE essential patents among world's carriers (204 patents) *1

Accumulation of knowledge pertaining to technical specifications

LTE launch ahead of competition (2010)

- **Meticulous NW construction**
- **Efficient & stable NW operation**

(Know-how pertaining to operation method, parameter optimization)

PS handover
From Dec. 2010

6-sector LTE BTS
From Dec. 2010

LTE-enabled Femto
From Dec. 2012*2

Xi subs: Over 9 million

Infrastructure capable of accommodating 50 million smartphones

*1: Registered patents owned by NTT DOCOMO, INC.: Approx, 4,000 in Japan and approx. 9,000 overseas
*2: Started roll-out in limited areas

SLIDE No. 24

Further Expansion of Xi LTE

docomo LTE Xi クロッシィ

Advance to next stage as front-runner of LTE, offering faster connections and broader coverage



Faster connection

Max. downlink speed

Started offering Japan's fastest 112.5Mbps connections

To become available in 50 cities (Jun. 2013)

➡ **Further speed enhancement to 150Mbps in FY2013**

Broader coverage

Max. downlink speed
75Mbps

4,000 sites (Mar. 2013)

↓

10,000 sites (Jun. 2013)

Facilities covered (As of Mar. 31, 2013)

- Top 50 airports in Japan*1
- 9 major JR routes in Tokyo/Osaka/Nagoya regions*2
- All 97 Shinkansen (bullet train) stations
- All routes of Tokaido Shinkansen*3 and Sanyo Shinkansen (between Shin-Osaka and Mihara) (Planned for Jun. 2013)

*1: Top 50 airports by no. of passengers for FY2010 (Exclusive of airports in some remote islands)
*2: Yamanote Line, Keihin-Tohoku Line, Tokaido Line (Tokyo-Totsuka), Chuo Line (Tokyo-Tachikawa), Sobu line (Tokyo-Chiba), Tokaido Line (Nagoya-Gifu), Chuo Line (Nagoya-Kozoji), Osaka Kanjo Line, Kobe Line (Osaka-Sannomiya)
*3: Excluding some tunnel sections

SLIDE No.

I FY2012/1-3Q (cumulative) results highlights

II Principal actions undertaken

1 Further expansion of smartphones

2 Actions undertaken for Xi LTE service

3 Actions undertaken for new businesses

III Other initiatives

1 Reinforcement of business foundation

2 Return to shareholders

SLIDE No.
26

Expansion of "Shabette Concier"

ドコモクラウド

- Cumulative times used: 280 million (As of Jan. 27, 2013)
- "Shabette Concier" functions as a lead wire, guiding users to various other services




(No. of installations: millions)
7.0
3Q
3.0
4.0
2Q
1.6
2.4
1Q
1.9
0.5
FY11/4Q
Cumulative as of Jun. 30, 2012
Cumulative as of Sept. 30, 2012
Cumulative as of Dec. 31, 2012

Created a new market for mobile content

"Shabette Chara" characters
Over 90,000 downloads
<Character popularity ranking>

Himitsu Kessha Takanotsume: Yoshida-kun



© Kaeruotoko Shokai/ DLE Inc., Ltd.

Chibi Maruko-chan



© Sakura Production Co. Ltd./ Nippon Animation Co. Ltd.

Naomi Watanabe



©Bellrock Media Japan, Inc.

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SLIDE No.

“dvideo” Video Store

“dvideo” subs topped 3.7 million

(As of Jan. 14, 2013)

An assortment of 7,000 attractive titles

(Million subs)

4.00

3.48

3Q

2.75 0.73

2Q

1.58 1.17

1Q

0.84

Jun. 30, 2012 Sept. 30, 2012 Dec. 31, 2012 FY12 (full—year target)

SLIDE No.

“dgame/dshopping”

Accelerate growth by enriching service offerings

(Numbers are as of Jan. 27, 2013)

dgame Launched Dec. 13, 2012

No. of registered games:

Over 300,000

No. of titles: 15

• Released 3 original titles

• Lineup to be expanded further

DOCOMO original titles

“Hero Spirits” “Dokodemo Dabitsuku” “Daifugo Monsters”

(Released (Released (Released

Dec. 25, 2012) Jan. 17, 2013) Jan. 17, 2013)

dshopping Launched Dec. 19, 2012

No. of visitors: Over 1.5 million

Average purchase price:

Approx. Ą3,500/transaction

No. of items: 100,000

Expand variety of merchandise

by adding fashion items

Tender offer for MAGASeek Corporation

to be launched on Jan. 31, 2013

Comprehensive e-commerce fashion site “Specialty boutique for yourself”

SLIDE No.

Growth of “dmarket” Revenues

Growing steadily into a new source of revenues

Over Ą20 billion

Approx.

Ą14 billion

3Q

Approx.

Approx. Ą8 billion Ą6 billion

2Q

Approx.

Approx. Ą3 billion Ą 5 billion

FY12/1Q 1- 2Q 1- 3Q FY12 (full—year (cumulative) (cumulative) target)

SLIDE No.

Progress in New Business Areas

Revenues growing steadily toward Ą1 trillion target

(Billions of yen)

Approx. 520

Approx. 110

Approx. 370

Approx. 70 200

Approx. 220

Approx. 35 150

120

100 80

45

40 70 90

FY12/1 -2Q (cumulative) 1-3QQ (cumulative)umulat e) FY12 (forecast)

Approx. 1,000

Others

Approx.150

Finance/

Payment

Approx. 250

Commerce

Approx. 300

Media/

Content

Approx. 300

FY15 (target)

Service Deployment for Realizing “Smart Life”

Tap into a wide variety of business areas using “docomo cloud” as a core

Bring Smart Life into reality

8 new business areas

Daily

Physical Food

nessecities

(commerce) Fashion

Life-support services

cation Edu-

Health care

Other

Digital content

Mutual linkage

Strengthen core business

Storage

Intelligent services

SLIDE No.

Priority Project: Healthcare

Provide total support for customers’ “wellness”

Mutual coordination among different services

Diet

Exercise

Organic/ healthy food, etc.

Sporting gear Exercise assistance service

Health

Proposal of life style Central of healthcare management data

Smartphone composition Body Thermometer Sphygmomano -meter Sleep gauge scale

Insurance/ Medical care

Sleep/ healing

• Life/non-life insurance

• Contact with medical doctors, pharmacists

Health appliance, etc.

SLIDE No.

I FY2012/1-3Q (cumulative) results highlights

II Principal actions undertaken

1 Further expansion of smartphones

2 Actions undertaken for Xi LTE service

3 Actions undertaken for new businesses

III Other initiatives

1 Reinforcement of business foundation

2 Return to shareholders

SLIDE No.

Reinforcement of Business Foundation

Strongly promote structural reform toward Ą200 billion efficiency improvement target

Category

Principal items under review

Seek overall efficiency improvement by reviewing

Network

development, procurement, construction and

maintenance activities

Sales/

Optimization of shop counter/call center operations

— Use of online shops/Review of operational processes

services

Service lineup optimization (Accelerate rate of renewal)

Concentrate on a narrowed-down list of equipment

R&D

development

Optimization of service development

Review handset strategy to lower procurement cost

Devices Optimization of functionality, release cycle, procurement method; Reduction of repair costs

Structural reform projects

SLIDE No.

Return to Shareholders

Continue stable dividend payment and maintain highest level of payout ratio in Japan

Dividend

Payout ratio

Ą4,000

Ą4,800

Ą4,800

Ą5,200

Ą5,200

Ą5,600

Ą6,000

38.5%

42.1%

43.0%

43.8%

44.1%

50.1%

49.1%

FY06 7 8 9 10 11 12

(planned)

Net income

(Billions 457.3 491.2 471.9 494.8 490.5 463.9 507.0 of yen)

SLIDE No.

To Reinforce Competitiveness

Competitive environment remains tough Smartphone user base expanding steadily

Accelerate migration to smartphones/Xi LTE Revamp core business

Concentrate resources on key products Deliver higher LTE throughput than competitors Reinforce basic services and enrich the portfolio of new services

Steadfast execution of structural reform

SLIDE No.

NTT

docomo

Copyright (C) 2013 NTT DOCOMO, INC. All rights reserved.

Appendices

Operating Revenues

3,174.2

3,370.8

4,520.0

(Billions of yen)

FY11/1-3Q (cumulative) FY12/1-3Q (cumulative) FY12 (full-year forecast)

(Announced Oct. 26, 2012)

Cellular services revenues (voice, packet) 2,559.4 2,458.3 3,254.0 Other revenues 259.8 328.9 487.0 Equipment sales revenues 354.9 583.7 779.0

“International services revenues” are included in “Cellular services revenues (voice, packet)”

SLIDE No.

Operating Expenses

2,430.4

2,668.6

3,700.0

FY11/1-3Q FY12/1-3Q FY12 (full-year (Billions of yen) (cumulative) (cumulative) forecast)

(Announced Oct. 26, 2012)

Personnel expenses 204.3 208.9 284.0 Taxes and public duties 29.2 29.1 38.0 Depreciation and amortization 488.6 500.5 697.0 Loss on disposal of property, plant and 21.0 39.8 59.0 equipment and intangible assets Communication network charges 193.8 163.7 216.0 Non-personnel expenses 1,493.5 1,726.5 2,406.0 (Incl) Revenue-linked expenses 822.7 938.5 1,293.0 (Incl) Other non-personnel expenses 670.8 788.1 1,113.0

Revenue-linked expenses: Cost of equipment sold + commissions to agent resellers + loyalty program expenses

SLIDE No.

SLIDE No.

Capital Expenditures

501.3

540.4

749.0

(Billions of yen)

700 600 500 400 300 200 100

FY11/1-3Q (cumulative) FY12/1-3Q (cumulative) FY12 (full-year forecast)

(Announced Oct. 26, 2012)

59.5 150.2 199.0

Mobile phone business (LTE) Mobile phone business (FOMA) Mobile phone business (other) Other (information systems, etc)

232.6 155.8 206.0 107.5 132.7 187.0 101.8 101.8 157.0

SLIDE No.

42 Operational Results and Forecasts

FY2011/1-3Q FY2012/1-3Q Changes FY2012 cumulative (1) cumulative (2) (1) ? (2) (Full-year forecast)

Number of subscriptions (thousands) 59,624 60,988 +1,364 62,140 FOMA 57,962 52,310 -5,652 50,420 Xi 1,139 8,678 +7,539 11,720 i-mode 44,737 34,909 -9,828 32,920 sp-mode 6,971 16,193 +9,222 19,000 Communication module service 2,263 3,000 +737 -Net additional subscriptions (thousands) 1,615 859 -756 2,010 Total handsets sold 15,411 17,570 +2,159 -New 812 1,776 +964 -Handsets sold (thousands) Handset replacement

Xi 333 5,002 +4,669 -

Cellular involving network change (Including Handset replacement

11 379 +367 -handsets sold without network change without New 3,586 3,426 -161 -involving sales by DOCOMO) Handset replacement phone FOMA 555 17 -538 -involving network change Handset replacement

10,112 6,971 -3,142 -without network change

Churn rate (%) 0.53 0.80 +0.27 -Aggregate ARPU (yen) 5,200 4,890 -310 4,850 Voice ARPU (yen) 2,270 1,800 -470 1,710 Packet ARPU (yen) 2,580 2,690 +110 2,740 Smart ARPU (yen) 350 400 +50 400 MOU (minutes) 128 119 -9 -

SLIDE No.

43 Aggregate ARPU/MOU

:Voice ARPU : Packet ARPU : Smart ARPU

(yen)

5,220 5,240 5,150

4,960 4,930 4,870 4,850 350 350 360 360 4,850 370 390 400 420

2,530 2,600 2,6102,620 2,660

2,670 2,720 2,740 2,340 2,280 2,190 1,980 1,900 1,810 1,710 1,710 FY11/1Q 2Q 3Q 4Q FY12/1Q 2Q 3Q FY12 (full-year forecast) MOU (Announced Oct. 26, 2012) 128 129 126 121 119 119 118 Minutes ? ARPU data contained in this document are calculated based on the new ARPU definition ? For an explanation regarding the definition and calculation methods of ARPU and MOU, please see slide “Definition and Calculation Methods of ARPU and MOU” in this document

SLIDE No. Impact of “Monthly Support” Discounts 44 on Aggregate ARPU

(Yen)

FY2011 FY2012

1Q 2Q 3Q 4Q 1Q 2Q 3Q Full-year

forecast

“Monthly Support” impact on

-10 -40 -60 -110 -180 -290 -390 -340 aggregate ARPU

Impact on voice ARPU -10 -40 -60 -90 -140 -210 -280 -250

Impact on packet ARPU 0 0 0 -20 -40 -80 -110 -90

*	Exclusive of “Monthly Support” Impact

Aggregate ARPU 5,230 5,280 5,210 5,070 5,110 5,160 5,240 5,190 Voice ARPU 2,350 2,320 2,250 2,070 2,040 2,020 1,990 1,960 Packet ARPU 2,530 2,610 2,600 2,640 2,700 2,750 2,830 2,830

Smart ARPU 350 350 360 360 370 390 420 400

? Smart ARPU is not impacted by “Monthly Support” discounts

? ARPU data contained in this document are calculated based on the new ARPU definition

? For an explanation of ARPU, please see slide “Definition and Calculation Methods of ARPU and MOU “ in this document

SLIDE No.

Definition and Calculation Methods of ARPU and MOU

i. Definition of ARPU and MOU a. ARPU (Average monthly Revenue Per Unit):

Average monthly revenue per unit, or ARPU, is used to measure average monthly operating revenues attributable to designated services on a per subscription basis. ARPU is calculated by dividing various revenue items included in operating revenues from our wireless services and other services that accompany our wireless services by the number of active subscriptions to our wireless services in the relevant periods. We believe that our ARPU figures provide useful information to analyze the average usage per subscription and the impacts of changes in our billing arrangements. The revenue items included in the numerators of our ARPU figures are based on our U.S. GAAP results of operations. b. MOU (Minutes of Use): Average monthly communication time per subscription.

ii. ARPU Calculation Methods

Aggregate ARPU = Voice ARPU + Packet ARPU + Smart ARPU

- Voice ARPU : Voice ARPU Related Revenues (basic monthly charges, voice communication charges)

/ No. of active subscriptions

- Packet ARPU : Packet ARPU Related Revenues (basic monthly charges, packet communication charges)

/ No. of active subscriptions

- Smart ARPU : Revenues from providing services that accompany our wireless services (revenues from content services, proxy bill collection commissions, mobile phone insurance service, advertising and others)

/ No. of active subscriptions

iii. Active Subscriptions Calculation Methods

Sum of No. of active subscriptions for each month ((No. of subscriptions at the end of previous month + No. of subscriptions at the end of current month) / 2) during the relevant period

Note: Subscriptions and revenues for communication module services, “Phone Number Storage” and “Mail Address Storage” services are not included in the ARPU and MOU calculations.

SLIDE No.
46

Reconciliation of the Disclosed Non-GAAP Financial Measures to the Most Directly Comparable GAAP Financial Measures

i. EBITDA and EBITDA margin

	Billions of yen		
	Year ended March 31, 2012	Nine months ended December 31, 2011	**Nine months ended December 31, 2012**
a. EBITDA	¥ 1,583.3	¥ 1,244.8	**¥ 1,221.4**
Depreciation and amortization	(684.8)	(488.6)	**(500.5)**
Loss on sale or disposal of property, plant and equipment	(24.1)	(12.5)	**(18.8)**
Operating income	874.5	743.8	**702.2**
Other income (expense)	2.5	0.3	**(3.0)**
Income taxes	(402.5)	(342.5)	**(275.7)**
Equity in net income (losses) of affiliates	(13.5)	(7.9)	**(13.7)**
Less: Net (income) loss attributable to noncontrolling interests	3.0	0.9	**6.6**
b. Net income attributable to NTT DOCOMO, INC.	463.9	394.6	**416.5**
c. Operating revenues	4,240.0	3,174.2	**3,370.8**
EBITDA margin (=a/c)	37.3%	39.2%	**36.2%**
Net income margin (=b/c)	10.9%	12.4%	**12.4%**

Note : EBITDA and EBITDA margin, as we use them, are different from EBITDA as used in Item 10(e) of regulation S-K and may not be comparable to similarly titled measures used by other companies.

ii. Free cash flows excluding irregular factors and effect by transfer of receivables and changes in investments for cash management purposes

	Billions of yen		
	Year ended March 31, 2012	Nine months ended December 31, 2011	**Nine months ended December 31, 2012**
"Free cash flows excluding irregular factors and effect by transfer of receivables and changes in investments for cash management purposes"	¥ 503.5	¥ 316.0	**¥ 29.4**
Irregular factors (1)	(147.0)	(163.0)	**147.0**
Effect of transfer of receivables(2)	-	-	**(253.0)**
Changes in investments for cash management purposes(3)	(220.5)	(191.3)	**150.1**
Free cash flows	136.0	(38.3)	**73.6**
Net cash used in investing activities	(974.6)	(746.9)	**(474.2)**
Net cash provided by operating activities	1,110.6	708.6	**547.8**

Note: (1) Irregular factors represent the effects of uncollected revenues due to a bank closure at the end of the fiscal period.

(2) Effect of transfer of receivables represents the effect caused by the uncollected amounts of transferred receivables of telephone charges to NTT FINANCE CORPORATION. Since the payment conditions of the consideration of claims transferred to NTT FINANCE CORPORATION are set approximately equivalent to our cash collection cycle history, an impact derived from the transfer of receivables is not significant.

(3) Changes in investments for cash management purposes were derived from purchases, redemption at maturity and disposals of financial instruments held for cash management purposes with original maturities of longer than three months.

Copyright (C) 2013 NTT DOCOMO, INC. All rights reserved.

Special Note Regarding Forward-Looking Statements

This presentation contains forward-looking statements such as forecasts of results of operations, management strategies, objectives and plans, forecasts of operational data such as the expected number of subscriptions, and the expected dividend payments. All forward-looking statements that are not historical facts are based on management’s current plans, expectations, assumptions and estimates based on the information currently available. Some of the projected numbers in this presentation were derived using certain assumptions that are indispensable for making such projections in addition to historical facts. These forward-looking statements are subject to various known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially from those contained in or suggested by any forward-looking statement. Potential risks and uncertainties include, without limitation, the following:

(1)Changes in the business environment in the telecommunications industry, such as intensifying competition from other service providers, businesses or other technologies caused by Mobile Number Portability, new market entrants and other factors, or the expansion of the areas of competition could limit our acquisition of new subscriptions and retention of existing subscriptions, or may lead to diminishing ARPU or an increase in our costs and expenses.

(2)Current and new services, usage patterns, and sales schemes introduced by our corporate group may not develop as planned, which could affect our financial condition and limit our growth.

(3)The introduction or change of various laws or regulations or the application of such laws and regulations to our corporate group could restrict our business operations, which may adversely affect our financial condition and results of operations.

(4)Limitations in the amount of frequency spectrum or facilities made available to us could negatively affect our ability to maintain and improve our service quality and level of customer satisfaction.

(5)Other mobile service providers in the world may not adopt the technologies that are compatible with those used by our corporate group’s mobile communications system on a continual basis, which could affect our ability to sufficiently offer international services.

(6)Our domestic and international investments, alliances and collaborations may not produce the returns or provide the opportunities we expect. (7)As electronic payment capability and many other new features are built into our cellular phones/devices, and services of parties other than those belonging to our corporate group are provided through our cellular handsets/devices, potential problems resulting from malfunctions, defects or loss of handsets/devices, or imperfection of services provided by such other parties may arise, which could have an adverse effect on our financial condition and results of operations.

(8)Social problems that could be caused by misuse of our products and services may adversely affect our credibility or corporate image.

(9)Inadequate handling of confidential business information including personal information by our corporate group, contractors and others, may adversely affect our credibility or corporate image.

(10) Owners of intellectual property rights that are essential for our business execution may not grant us the right to license or otherwise use such intellectual property rights on acceptable terms or at all, which may limit our ability to offer certain technologies, products and/or services, and we may also be held liable for damage compensation if we infringe the intellectual property rights of others.

(11) Events and incidents caused by natural disasters, social infrastructure paralysis such as power shortages, proliferation of harmful substances, terror or other destructive acts, the malfunctioning of equipment or software bugs, deliberate incidents induced by computer viruses, cyber attacks, hacking, unauthorized access and other problems could cause failure in our networks, distribution channels and/or other factors necessary for the provision of service, disrupting our ability to offer services to our subscribers, and may adversely affect our credibility and/or corporate image, or lead to a reduction of revenues and/or increase of costs.

(12) Concerns about adverse health effects arising from wireless telecommunications may spread and consequently adversely affect our financial condition and results of operations.

(13) Our parent company, NIPPON TELEGRAPH AND TELEPHONE CORPORATION (NTT), could exercise influence that may not be in the interests of our other shareholders.